Franklin Templeton Logo


                      TEMPLETON GLOBAL INCOME FUND, INC.
                          500 EAST BROWARD BOULEVARD
                      FT. LAUDERDALE, FLORIDA 33394-3091

                              February 10, 1997

Dear Shareholder:


We are writing to you to ask for your vote on important questions that affect your investment in Templeton Global Income Fund, Inc. (the "Fund"). We urge you to review the attached proxy statement, cast your vote, and return the enclosed proxy card in the envelope provided.

At the meeting, Fund shareholders will be asked to consider and vote on the following proposals:

         1.  Election of Directors;


         2. Ratification of the selection of McGladrey & Pullen, LLP as the independent auditors of the Fund for the current fiscal year; and


         3. A shareholder proposal requesting that the Board of Directors consider, and submit to shareholders for approval, a proposal to amend the Fund's Articles of Incorporation to convert the Fund to an open-end investment company.

The Directors unanimously recommend that you vote "FOR" the first two proposals and "AGAINST" the third proposal.

The  Directors  believe  that,  as a  closed-end  investment  company,  the Fund benefits from investment flexibility, which enables the Fund to assume a long-term investment horizon. This affords the Fund the potential to benefit from enhanced earnings and consequently realize a greater return to shareholders. For this reason and in light of the additional considerations discussed in the accompanying proxy statement, the Directors do not now believe that converting the Fund from a closed-end structure to an open-end structure, which would fundamentally change the Fund's style of portfolio management, is in the best interests of the Fund and its shareholders, and the Directors ask you to vote AGAINST Proposal 3.


We appreciate your participation and prompt response in this matter and thank you for your continued support.


                                       /s/ GREGORY E. McGOWAN

                                       GREGORY E. McGOWAN
                                       President